                                              Filed Pursuant to Rule 424(c)
                                                 Registration No. 333-12417


     SUPPLEMENT TO PROSPECTUS DATED JANUARY 16, 1997 (THE "PROSPECTUS")
                        OF RADIUS INC. (THE "COMPANY")

This Supplement, dated September 13, 1997, is a part of the Prospectus and must be timely delivered to any purchaser of the securities offered by the selling securityholders named therein.

SUITABILITY STANDARDS FOR CALIFORNIA RESIDENTS

     The California Department of Corporations requires that any California resident who purchases these securities meet certain minimum financial standards: namely, the purchaser must (i) have an annual gross income of $65,000 and a net worth of $250,000, or a net worth of $500,000 (in each case excluding home, home furnishings and personal automobiles), (ii) be a bank, savings and loan association, trust company, insurance company, investment company registered under the Investment Company Act of 1940, pension and profit sharing trust, or corporation or other entity which, together with such corporation's or other entity's affiliates, has a net worth on a consolidated basis according to its most recently prepared financial statements (which have been reviewed, but not necessarily audited, by outside accountants) of not less than $14.0 million, and subsidiaries of the foregoing (other than a person formed for the sole purpose of purchasing such securities), or (iii) be an "accredited investor" within the meaning of Regulation D under the Securities Act of 1933. Upon receipt of the Prospectus and this Supplement, such purchaser must represent that it meets these suitability standards by signing and returning a copy of this Supplement to the selling shareholder or, if applicable, the Company.

NO CALIFORNIA RESIDENT WILL BE ALLOWED TO PURCHASE THESE SECURITIES UNLESS IT MEETS THESE INVESTOR SUITABILITY REQUIREMENTS.

THE SECURITIES WHICH ARE OFFERED BY THE PROSPECTUS OF WHICH THIS SUPPLEMENT IS A PART INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" COMMENCING ON PAGE 8 OF THE PROSPECTUS.

SALE OF SPLASH TECHNOLOGY HOLDINGS, INC. COMMON STOCK

     On August 25, 1997 and August 29, 1997, the Company sold an aggregate of 875,000 and 121,875 shares, respectively, of the 1,741,127 shares of Splash Technology Holdings, Inc. ("Splash") Common Stock owned by the Company.
These shares were sold pursuant to an underwritten public offering of an aggregate of 3,250,000 shares of Common Stock of Splash by Splash and certain other stockholders of Splash.

     The Splash shares were sold to the underwriters at a price of $30.875 per share (including underwriting discount) for aggregate net proceeds to the Company of $30.8 million. The Company used $21.9 million of such proceeds to repay all outstanding indebtedness of the Company under its term loan agreement with IBM Credit Corp. ("IBM Credit"), used $3.4 million of such proceeds to redeem all of the Company's outstanding Series A Preferred Stock (all of which shares were held by IBM Credit) and used $5.5 million of such proceeds to repay principal outstanding of $6.8 million on the working capital line of credit with IBM Credit. The current line of credit with IBM Credit is $5.0 million.

PRO FORMA FINANCIAL INFORMATION

     Set forth below is the Company's Unaudited Pro Forma Consolidated Balance Sheet at June 30, 1996 reflecting the sale of the Splash stock.

     The Unaudited Pro Forma Balance Sheet as of June 30, 1997 reflects (i) the sale of 996,875 shares of Common Stock of Splash Technology Holdings, Inc. at a sales price of $30.875 per share, which includes underwriting discount (for total proceeds to the Company of $30.8 million), (ii) the application of the proceeds from such sale to repay all of the outstanding $21.9 million indebtedness to IBM Credit under a term loan agreement, (iii) application of $3.4 million in proceeds to redeem all of the outstanding shares of Series A Preferred Stock of the Company held by IBM Credit pursuant to the terms of such Series A Preferred Stock, (iv) application of $4.9 million in proceeds to the principal outstanding on the working capital line of credit with IBM Credit, and (v) the remaining $0.6 million of proceeds to cash for working capital purposes.

     The pro forma financial information does not purport to be indicative of the results of operations that would actually have been reported had the transactions underlying the pro forma adjustments actually been consummated on such dates or of the results of operations that may be reported by the Company in the future.

                                  RADIUS INC.
                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEETS
                                (in thousands)

                                             JUNE 30,       Pro Forma      Total As
                                               1997        Adjustments     Adjusted
                                             --------     -------------    ---------
Assets:
Current Assets:
   Cash                                        $  766      $    575 (A)      $ 1,341
   Accou receivable, net                        8,284                          8,284
   Invenies                                     3,642                          3,642
   Investment in Splash Technology
     Holdings, Inc. - current portion          30,163       (11,206)(B)       18,957
   Prepaid expenses and other current
     assets                                       366                            366
                                             --------     -------------    ---------
      Total current assets                     43,221       (10,631)          32,590
Investment in Splash Technology
    Holdings, Inc. - noncurrent portion        21,940       (21,940)(B)            -
Property and equipment, net                       335                            335
                                             --------     -------------    ---------
                                             $ 65,496      $(32,571)        $ 32,925
                                             --------     -------------    ---------
                                             --------     -------------    ---------

LIABILITIES AND SHAREHOLDERS' EQUITY:
Current liabilities:
   Accounts payable                          $  6,675                       $  6,675
   Accrued payroll and related expense          1,384                          1,384
   Accrued warranty costs                         346                            346
   Other accrued liabilities                    1,775                          1,775
   Accrued income taxes                         2,115                          2,115
   Accrued restructuring and other
     charges                                       31                             31
   Short-term borrowings                        4,841        (4,841)(A)            -
   Obligation under capital leases                472                            472
                                             --------     -------------    ---------
      Total current assets                     17,639        (4,841)          12,798

Long term borrowings                           21,940       (21,940)(A)            -
Commitments and contingencies
Convertible preferred stock                     3,000        (3,000)(A)            -
Shareholders' equity
   Common stock                               169,019          (225)(A)      168,794
   Unrealized gain on available
        -for-sale securities                   52,103       (33,146)(B)       18,957
   Accumulated deficit                       (198,245)       30,581 (C)     (167,664)
   Accumulated translation adjustment              40                             40
                                             --------     -------------    ---------
      Total shareholders' equity               22,917        (2,790)          20,127
                                             --------     -------------    ---------
                                              $65,496      $(32,571)       $  32,925
                                             --------     -------------    ---------
                                             --------     -------------    ---------


Notes to Unaudited Pro Forma Consolidated Balance Sheet

(A) The application of the gain on the sale of Splash Common Stock is as follows:

         Gain on the sale (see C below)                          $  30,581
         Redemption of convertible preferred stock                  (3,000)
         Repayment of long term borrowings                         (21,940)
         Repayment of short term borrowings (working
            capital line of credit)                                 (4,841)
         Dividend paid in Common Stock                                (225)
                                                                  ---------
         Cash remaining for working capital purposes                $  575
                                                                  ---------
                                                                  ---------

(B) Reflects the value of 570,139 shares of Splash Common Stock or $19.0 million (based on a closing price of $33.25 per share as of June 30, 1997 and net of 174,113 shares subject to an option granted to IBM Credit) owned by the Company after the completion of the sale of an aggregate of 996,875 shares of Splash Common Stock on August 25 and August 29, 1997.

(C) Represents the gain on the sale of shares of Splash Common Stock.

         Cash paid to Radius Inc.                                $  30,779
         Series A Preferred Stock redemption fees
            and accrued dividend                                      (198)
                                                                 ----------
                                                                 $  30,581
                                                                  ---------
                                                                  ---------

CHANGES IN MANAGEMENT

On July 18, 1997, Charles W. Berger resigned as Chief Executive Officer to pursue other interests but will continue as a non-executive Chairman of the Board of the Company. At the same time, Mark Housley was appointed to the position of Chief Executive Officer. Mr. Housley has been President and Chief Operating Officer of the Company since January 1997. From March 1995 until October 1996, Mr Housley was founder and Vice President of marketing of Spectrum Wireless, inc., a manufacturer of wireless infrastructure products. From May 1992 until March 1995, Mr. Housley held various positions of responsibility for the Company and its predecessor SuperMac Technologies, Inc., including Vice President and General Manager of the Company's Color Publishing Division. From October 1990 until May 1992, Mr Housley was a Vice President for Siemens in Santa Clara, a multinational manufacturer of electronic equipment, directing product marketing and planning.

In August 1997, Mary Godwin, Senior Vice President of Operations, and Greg Millar, Chief Technological Officer, each resigned to pursue other interests.

In April 1997, Steve Petracca joined the Company as General Manager and Senior Vice President.

In February 1997, Henry V. Morgan joined the Company as Chief Financial Officer, and the Company's shareholders elected Mark Housley, Dee Cravens and John C. Kirby to the Company's Board of Directors.

DESCRIPTION OF CAPITAL STOCK

The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock and 2,000,000 shares of Preferred Stock. As of the date of this Supplement, there were outstanding approximately 55,041,668 shares of Common Stock held of record by approximately 3,400 shareholders, and options to purchase approximately 6,828,652 shares of Common Stock. All outstanding shares of Preferred Stock have been redeemed with the proceeds of the sale of the Splash Common Stock described above. Because such Series A Convertible Preferred Stock was redeemed prior to conversion of any shares of such Preferred Stock into Common Stock, no shares of Common Stock will be issuable pursuant to outstanding Rights which were previously issued in September 1996 to the Company's unsecured creditors who received shares of Common Stock and Rights in satisfaction of their claims against the Company. All such Rights have expired. At the annual shareholders meeting in February 1997, the shareholders approved an increase of 2,716,620 shares in the 1995

Stock Option Plan. 1,271,293 shares are available for future grants under the 1995 Plan, the 1994 Directors Plan and the Employee Stock Purchase Plan. The Company also issued warrants to purchase an additional 750,000 shares of Common Stock since the date of the Prospectus with exercise prices ranging from $1.25 to $1.50. These warrants have terms ranging from two to four years.

REGISTRATION RIGHTS

This offering will expire on October 15, 1997. Thereafter, holders of shares of Common Stock issued to the Company's unsecured creditors as well as the Warrants will have demand registration rights with respect to the shares of Common Stock held by them (only to the extent such shares cannot be resold pursuant to Rule 144 promulgated under the Securities Act) and the shares of Common Stock issuable upon exercise of the Warrants, and the Company may seek to register such Shares on Form S-3. Shares not sold pursuant to this registration statement by October 15, 1997 may be eligible for sale pursuant to Rule 144, however.

TRANSFER AGENT AND REGISTRAR

The Transfer Agent and Registrar for the Company's Common Stock is ChaseMellon Shareholder Services, L.L.C.

ACQUISITION OF REPLY TECHNOLOGY

On March 31, 1997, the Company licensed certain technology from Reply Corporation (see Note 5 to the financial statements) that will allow it to develop and market PCI bus adapter cards featuring Windows compatibility to users of Macintosh products. This technology is intended to enable a "PC on a card", DOS on Mac, which can be added to various versions of Mac compatible personal computers. When using such products, a Mac compatible user would therefore have coprocessing ability and be able to participate in various PC-based network functions without sacrificing Mac performance levels on various desktop, color publishing and other applications. These products are being marketed to the Company's existing customers and as well as to a broader customer base. First customer shipments of these products were made during the third fiscal quarter of 1997.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS FOR THREE AND NINE MONTHS ENDED JUNE 28, 1997

All assumptions, anticipations, and expectations contained herein and elsewhere in this Supplement are forward-looking statements that involve uncertainty and risk. Actual results could differ materially from those projected in such forward-looking statements and there are certain important factors that could cause results to differ materially from those in the forward-looking statements. Among such important factors are: (i) the ability of Radius to increase revenues or generate sufficient cash from operations to finance its working capital needs; (ii) the value of the Company's holdings in Splash Technology Holdings, Inc. ("Splash") and the Company's ability to timely dispose of such holdings, if necessary, on favorable terms; (iii) the Company's ability to attract and retain key personnel, particularly in light of its financial condition; (iv) the Company's ability to successfully compete against Apple Computer and other competitors; (v) the continued acceptance of Macintosh computers for use by the color publishing and multimedia markets; (vi) the Company's ability to successfully develop and market products for, and the acceptance of the Company's products by, the video editing industry; (vii) the continued willingness of third party manufacturers and suppliers to assemble and/or supply components for the Company's products, particularly in light of the Company's financial condition; (viii) the ability of the Company's exclusive distributors in Europe and Japan to increase sales of the Company's products and the ability of the Company to generate increased revenues from product sales, particularly in light of recent price reductions; (ix) the Company's ability to develop new products and improve on existing products, particularly in light of its significantly reduced research and development budgets; and (x) the Company's ability to successfully develop, manufacture and market the "PC on a Card" products licensed from Reply Corporation.

Each forward-looking statement should be read in conjunction with the entire consolidated interim financial statements and the notes thereto contained elsewhere in this Prospectus Supplement, the Prospectus, including, but not limited to "Risk Factors" and, with the information contained in the Company's most recent Quarterly Report on Form 10-Q for the quarterly period ended June 28, 1997, including, but not limited to, "Certain Factors That May Affect Future Results," and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1996, including, but not limited to,

"Management's Discussion and Analysis of Financial Condition and Results of Operations -- Certain Factors That May Affect the Company's Future Results of Operations."

RESULTS OF OPERATIONS

The following table sets forth for the periods indicated certain operational data as a percentage of net sales (may not add due to rounding).

                                                 THREE MONTHS ENDED              NINE MONTHS ENDED
                                                      JUNE 30,                         JUNE 30,

                                                  1997           1996           1997           1996
                                                --------        ------         ------         ------
Net sales                                        100.0%         100.0%         100.0%         100.0%
Cost of sales                                     90.6           67.2           73.9           80.7
                                                --------        ------         ------         ------
    Gross profit                                   9.4           32.8           26.1           19.3
                                                --------        ------         ------         ------
Operating expenses:
    Research and development                      27.0            5.5           12.5            7.5
    Selling, general and administrative           99.1           22.6           54.1           25.7
                                                --------        ------         ------         ------
         Total operating expenses                126.1           28.0           66.6           33.2
                                                --------        ------         ------         ------
(Loss) income from operations                   (116.7)           4.8          (40.5)         (13.9)
Other income (expense), net                       (0.2)          23.7           (0.1)          28.9
Interest expense                                 (12.5)          (3.9)          (8.0)          (3.5)
                                                --------        ------         ------         ------
(Loss) income before income taxes               (129.4)          24.6          (48.6)          11.4

Provision for income taxes                           -            1.1            1.1            0.8
                                                --------        ------         ------         ------
Net (loss) income                               (129.4)%         23.5%         (49.7)%         10.6%
                                                --------        ------         ------         ------
                                                --------        ------         ------         ------



NET SALES

The Company's net sales decreased 69.8% to $6.0 million in the third quarter of fiscal 1997 from $20.0 million for the same quarter in fiscal 1996. Net sales for the first nine months of fiscal 1997 decreased 66.0% to $28.3 million from $83.3 million in the same period of fiscal 1996. The decline is due to the following factors: the Company's efforts to refocus its business on higher margin products; the divestiture of certain business units, such as its Color Hard Copy Group; entering into exclusive distributor arrangements for Japan and Europe effective April 1, 1996 and July 1, 1996, respectively, which relationships provide for the Company to recognize as net sales, a percentage of the sales price of each product sold by those distributors as compared to the entire sales price of the product which was formerly recognized by the Company as net sales prior to the appointment of these distributors; uncertainty regarding the viability of the Apple Macintosh product line; and the slow development of the 3D graphics market due to limited applications software availability. As a result of these factors, product sales decreased 75.0% and 71.1% for the third quarter and the first nine months of fiscal 1997 from the corresponding periods of fiscal 1996.
The exclusive distributor arrangements also account for the decrease of the Company's export sales to 18.4% of net sales in the third quarter of fiscal 1997 from 35.0% of net sales in the same quarter of fiscal 1996. International sales declined to 15.9% of net sales for the nine month period in fiscal 1997, compared to 48.2% of net sales for the corresponding period in fiscal 1996. These exclusive distributor relationships also lead to the commission and royalties of $1.2 million and $4.4 million for the third quarter and the first nine months of fiscal 1997, respectively.

Sales to Ingram Micro and Microage Computer Center accounted for 42.5% and 15.9% of net sales for the third quarter of fiscal 1997, respectively. For the corresponding period of fiscal 1996, the same customers accounted for 53.5% and 4.8% of the Company's net sales. For the nine month period ended June 30, 1997, Ingram Micro accounted for 63.7% of the Company's net sales as compared to 39.0% for the corresponding period of fiscal 1996.

GROSS PROFIT

The Company's gross profit margin was 9.4% and 26.1% for the three and nine month periods ended June 30, 1997, as compared with 32.8% and 19.3% for the corresponding periods in fiscal 1996. The decrease in gross profit margin for the three month period ended June 30, 1997 was due to the low level of product sales and the consequent reduced contribution to cover fixed manufacturing overhead expenses, higher cost of manufacturing for the DOS on Mac products due to start-up inefficiencies, and due to rebate programs for certain of the Company's other products. For the nine month period ended June 30, 1997 the increase in the gross profit is a result of the Company's efforts to refocus its business on higher margin products, offset by the factors mentioned above for the three month period ended June 30 1997 and the $3.6 million net charge taken in the second quarter of fiscal 1997 for inventory write downs.

On August 4, 1997, the Company announced a new graphics accelerator card with list price of $399 and a price reduction of up to 40% on four of its existing graphics accelerator cards, all of which will result in lower gross profit than has historically been realized on these products. The Company anticipates continued price reductions and margin pressure within its industry. The Company is responding to these trends by focusing on higher margin products, taking further steps to reduce product costs and controlling expenses. There can be no assurance that the Company's gross margins will increase for subsequent quarters or for the entire fiscal year.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses increased to $1.6 million or 27.0% of net sales in the third quarter of fiscal 1997 from $1.1 million or 5.5% of net sales in the same quarter of fiscal 1996. Research and development expenses decreased from $6.2 million or 7.5% of net sales for the first nine months of fiscal 1996 to $3.5 million or 12.5% of net sales for the corresponding period of fiscal 1997. The increase in research and development expenses in the third quarter of fiscal 1997 was due primarily to the addition of the DOS on Mac product line which was licensed from Reply Corporation on March 31, 1997 (see Note 5 to the financial statements). The Company decreased its research and development expenses for the nine month period ended June 30, 1997 primarily by reducing expenses related to headcount resulting from the Company's efforts to refocus its business and business divestitures. The increase in research and development expenses expressed as a percentage of net sales was primarily attributed to the decrease in net sales and the Company's refocusing on higher-end products, rather than high-volume lower-margin products. Although the Company expects research and development expenses to increase gradually over time, the Company does not expect research and development expenses to approach historical levels in absolute amount. The Company's ability to introduce new products or to compete successfully could be adversely affected if it is unable to increase its research and development efforts.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses increased to $6.0 million or 99.1% of net sales in the third quarter of fiscal 1997 from $4.5 million or 22.6% of net sales in the same quarter of fiscal 1996. The increase in selling, general and administrative expenses was primarily a result of a $1.1 million charge to increase the allowance for doubtful accounts due to accounts which the Company determined were unlikely to be collected in full. Expenses in the third quarter of fiscal 1996 included a reduction of approximately $0.9 million of restructuring reserves. Selling, general and administrative expenses decreased from $21.4 million or 25.7% of net sales for the first nine months of fiscal 1996 to $15.3 million or 54.1% of net sales for the corresponding period in fiscal 1997. The Company decreased its selling, general and administrative expenses for the nine month period primarily by reducing expenses related to headcount resulting from the Company's efforts to refocus its business and business divestitures The increase in selling, general and administrative expenses expressed as a percentage of net sales was primarily attributed to the decrease in net sales and the Company's refocusing on higher-end products, rather than high-volume lower-margin products. Although the Company expects selling, general and administrative expenses to increase gradually over time, the Company does not expect them to approach historical levels in absolute amount.

OTHER INCOME (EXPENSE), NET

There was no other income recorded in the third quarter and the first nine months of fiscal 1997 as compared to other income of $4.8 million and $24.0 million for the corresponding periods in fiscal 1996. Included in the three and nine months ended June 30, 1996 was other income of approximately $4.9 million and $23.8 million, respectively, primarily related to product group divestitures.

INTEREST EXPENSE

Interest expense was $0.8 million in the third quarter of fiscal 1997 and 1996. The interest expense decreased to $2.3 million for the first nine months of fiscal 1997 from $2.9 million from the corresponding period in fiscal 1996. This decrease was due to lower average interest rates on lower average borrowings.

NET LOSS

As a result of the above factors, the Company had a net loss of $7.8 million and $14.1 million for the three and nine months ended June 30, 1997, respectively, as compared to a net income of $4.7 million and $8.8 million for the three and nine months ended June 30, 1996.

LITIGATION

In September 1992, the Company and certain of its officers and directors were named as defendants in a securities class action litigation brought in the United States District Court for the Northern District of California that sought unspecified damages, prejudgment and post judgment interest, attorneys' fees, expert witness fees and costs, and equitable relief. In July 1994, SuperMac and certain of its officers and directors, several venture capital firms and several of the underwriters of SuperMac's May 1992 initial public offering and its February 1993 secondary offering were named as defendants in a class action litigation brought in the same court that sought unspecified damages, prejudgment and post judgment interest, attorneys' fees, experts' fees and costs, and equitable relief (including the imposition of a constructive trust on the proceeds of defendants' trading activities).

In June 1995, the Court approved the settlement of both litigations and entered a Final Judgment and Order of Dismissal. Under the settlement of the litigation brought in 1992 against the Company, the Company's insurance carrier paid $3.7 million in cash and the Company issued a total of 128,695 shares of its Common Stock to a class action settlement fund. In the settlement of the litigation brought in 1994 against SuperMac, the Company paid $250,000 in cash and is to issue into a class action settlement fund a total of 707,609 shares of its Common Stock. The number of shares to be issued by the Company increased by 100,000 because the price of the Company's Common Stock was below $12 per share during the 60-day period following the initial issuance of shares. In connection with these settlements, the financial statements for the first quarter of fiscal 1995 included a charge to other income of $12.4 million, reflecting settlement costs not covered by insurance as well as related legal fees, resulting in a reduction in net income from $1.4 million to a net loss of $11.0 million or $0.78 per share for the quarter.

As of June 30, 1997, the Company had issued 836,304 shares of its Common Stock due to the settlements and 100,000 shares remained to be issued.

The Company was named as one of approximately 42 defendants in Shapiro et al.
v. ADI Systems, Inc. et al., Superior Court of California, Santa Clara County, case no. CV751685, filed August 14, 1995. Radius was named as one of approximately 32 defendants in Maizes & Maizes et al. v. Apple Computer et al., Superior Court of New Jersey, Essex County, case no. L-13780-95, filed December 15, 1995.

Although the Company believes it had meritorious defenses to the plaintiffs' claims, due to the costs of defense, on March 11, 1997, the Company along with all but two of the other named defendants agreed to settle the suits, subject to final court approval, which the court tentatively approved on June 30, 1997. The settlement provides that class members are eligible for a $13 rebate per monitor purchased during the class period on applicable new purchases over a three year period, subject to specific limitations. Class members who are consumers and do not elect to use the rebate fully can thereafter elect to receive a $6 refund per monitor (up to a maximum of $30 per consumer class member) during the following six months. The Company is responsible only to class members who purchased Radius branded monitors during the class period of May 1, 1991 to May 1, 1995. Additionally, the Company will pay its share of publication and administration costs associated with the implementation of the settlement, pay its share of plaintiffs' stipulated attorneys' fees (estimated to be approximately $75,000 and currently payable) and will agree to abide by certain limitations in the description of its monitors. See Note 3 to Consolidated Financial Statements
- Commitments and Contingencies.

On July 18, 1997, Intelligent Electronics, Inc. and its affiliates filed a suit in the United States District Court for the District of Colorado alleging a breach of contract and related claims in the approximate amount of $800,000, maintaining that the Company failed to comply with various return, price protection, inventory balancing and marketing development funding undertakings. The Company is currently investigating these claims.

FINANCIAL CONDITION

The Company's cash decreased approximately $2.2 million in the first nine months of fiscal 1997 to $0.8 million at June 30, 1997 as compared to the ending balance at September 30, 1996. This decrease is primarily a result of the loss from operations in the first nine months of fiscal 1997, less the non-cash charges and changes in working capital items during this period, and the interest payments associated with the Company's indebtedness with IBM Credit. Approximately $0.5 million of the $0.8 million of cash and cash equivalents available at June 30, 1997 was restricted under various letters of credit.

The Company's financial condition is extremely constrained under the terms of its current $5 million working capital line of credit, which contains a variety of covenants. Under this agreement the Company has granted to IBM Credit a security interest in substantially all of its assets including all of the remaining Splash Common Stock held by it. Currently, the Company can only sell such shares subject to Rule 144 volume limitations and may not sell any Shares prior to November 25, 1997 without the approval of Splash's underwriters.

The agreement with IBM Credit was amended in the second quarter of fiscal 1997 to reduce the interest rates on outstanding borrowings effective April 1, 1997 to prime rate plus 1.75% for the working capital line of credit and to the prime rate plus 2.50% for the term loan. Additionally, the borrowing base calculation under the working capital line of credit was modified to include in the amounts available for borrowing, an amount equal to 25% of the "excess value" of Splash Stock, as defined in the amendment to the agreement. In the event the closing price of the Splash Common Stock is below $22 per share, the "excess value" of the Splash Common Stock is excluded from the calculation of the amounts available for borrowing under the working line of credit. The Company and IBM Credit are currently discussing raising the percentage from 25% to 50% and eliminating the $22 floor and the concept of "excess value" while borrowing on such bases.


On July 25, 1997, the working capital line of credit was temporarily increased from $5.0 million to $6.8 million. The current line of credit is $5.0 million. As of the date of this Supplement, the outstanding balance under the line of credit is $3,479,345.

Because of the current exclusion of Splash Common Stock from the borrowing base calculation when it is below $22 per share, and because of the Company's pattern of product shipments with shipments higher at the end of the quarter than at the beginning of the quarter, the Company may not have a sufficient borrowing base to fully utilize the working capital line of credit at all times. This could result in the delay in payments to vendors and may delay product shipments when the Company is on credit hold by its vendors.

As of June 30, 1997 the Company was not in compliance with all of the financial covenants under the amended loan agreement dated May 12, 1997 (specifically, net profits before tax to revenues ratio and interest coverage ratio). The Company obtained a waiver from IBM Credit of this noncompliance. There can be no assurance that IBM Credit will grant a waiver in the event the Company fails to comply with these financial covenants in the future.
See Note 2 to Consolidated Financial Statements - Borrowings - contained in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1996.

As a result of IBM's control over the Company's cash flow and restrictions on the use of the Company's excess cash flow, the Company anticipates that it will not have significant cash available for expenditures other than for its ordinary course of business operating expenses, which will be significantly lower than historical amounts. In the event the Company were unable to generate sufficient net sales or if the Company incurs unforeseen operating expenses, it may not be able to meet its operating expenses without additional financing or a restructuring of its loan agreements with IBM Credit. In the event that the Company desired to acquire any strategic technologies or businesses, it would probably be unable to do so without obtaining additional financing or the consent of IBM Credit. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Certain Factors That May Affect the Company's Future Results of Operations -- Need for Additional Financing; Loan Restrictions."

CERTAIN FACTORS THAT MAY AFFECT THE COMPANY'S FUTURE RESULTS OF OPERATIONS

A number of uncertainties exist that could affect the Company's future operating results, including, without limitation, the following:

CONTINUING OPERATING LOSSES. The Company experienced a net operating loss in the third quarter and for the nine months ended June 30, 1997. The Company also experienced net operating losses in each of the fiscal years ended September 30, 1993 through 1996. In the future, the Company's ability to achieve and subsequently sustain profitable operations will


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

depend upon a number of factors, including the Company's ability to control and reduce costs; the Company's ability to generate increased revenues from product sales, particularly in light of recent price reductions; the Company's ability to service its outstanding indebtedness to IBM Credit; the Company's ability to realize appreciation in minority ownership interests in Splash and other investments; the Company's ability to increase revenues and generate sufficient cash from operations or obtain additional funds to fund its operating expenses; the Company's ability to develop innovative and cost-competitive new products and to bring those products to market in a timely manner; the commercial acceptance of Apple computers and the MacOS and the rate and mix of Apple computers and related products sold; competitive factors such as new product introductions, product enhancements and aggressive marketing and pricing practices; general economic conditions; and other factors. The Company has faced and expects to continue to face increased competition in graphic cards as a result of Apple's transition of its product line to the PCI Bus. For these and other reasons, there can be no assurance that the Company will be able to achieve or subsequently maintain profitability in the near term, if at all.


FLUCTUATIONS IN OPERATING RESULTS. The Company has experienced substantial fluctuations in operating results. The Company's customers generally order on an as-needed basis, and the Company has historically operated with relatively small backlogs. Quarterly sales and operating results depend heavily on the volume and timing of bookings received during the quarter, which are difficult to forecast. A substantial portion of the Company's revenues are derived from sales made late in each quarter, which increases the difficulty in forecasting sales accurately. Since the end of the Company's 1995 fiscal year, shortages of available cash have restricted the Company's ability to purchase inventory and have delayed the Company's receipt of products from suppliers and increased shipping and other costs. Furthermore, because of its financial condition, the Company believes that many suppliers are hesitant to continue their relationships with or extend credit terms to the Company and potential new suppliers are reluctant to provide goods to the Company. The Company recognizes sales upon shipment of product, and allowances are recorded for estimated uncollectable amounts, returns, credits and similar costs, including product warranties and price protection. Due to the inherent uncertainty of such estimates, there can be no assurance that the Company's forecasts regarding bookings, collections, rates of return, credits and related matters will be accurate. A significant portion of the operating expenses of the Company are relatively fixed in nature, and planned expenditures are based primarily on sales forecasts which, as indicated above, are uncertain. Any inability on the part of the Company to adjust spending quickly enough to compensate for any failure to meet sales forecasts or to receive anticipated collections, or any unexpected increase in product returns or other costs, could also have an adverse impact on the Company's operating results. As a strategic response to a changing competitive environment, the Company has elected, and, in the future, may elect from time to time, to make certain pricing, service or marketing decisions or acquisitions that could have a material adverse effect on the Company's business, results of operations and financial condition. Furthermore, the Company completed a variety of business divestitures during fiscal 1996, restructured the terms of its indebtedness to IBM Credit, issued a substantial amount of equity in the Company to its creditors in satisfaction of approximately $45.9 million in claims and indebtedness during the fourth quarter of fiscal 1996 and has acquired or introduced new product lines. As a result, the Company believes that period-to-period comparisons of its results of operations will not necessarily be meaningful and should not be relied upon as any indication of future performance. Due to all of the foregoing factors, it is likely that in some future quarter the Company's operating results will be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock would be likely to be materially adversely affected.

NEED FOR ADDITIONAL FINANCING; LOAN RESTRICTIONS. The Company intends to finance its working capital needs through cash generated by operations, sales of liquid assets and borrowings under a new working line of credit with IBM Credit. Amounts available under this line of credit are affected by the amount eligible of accounts receivable as well as the market price of Splash Common Stock, which if below $22 per share, significantly reduces amounts available under this line of credit. Because the Company has experienced operating losses in each of its prior four fiscal years, the Company must significantly reduce operating expenses and/or significantly increase net sales in order to finance its working capital needs with cash generated by operations. Furthermore, pursuant to the restructured loan with IBM Credit, the Company is required to deposit its revenues in accounts subject to control by IBM Credit. See "Financial Condition."

VOLATILITY OF STOCK PRICE. The price of the Company's Common Stock has fluctuated widely in the past. Management believes that such fluctuations may have been caused by announcements of new products, quarterly fluctuations in the results of operations and other factors, including changes in conditions of the personal computer industry in general and of Apple Computer in particular, changes in the Company's results of operations and financial condition and sales of large numbers of shares of Common Stock by former creditors of the Company. Stock markets, and stocks of technology companies in particular, have experienced extreme price volatility in recent years. This volatility has had a substantial effect on the market prices of securities issued by the Company and other high technology companies, often for reasons unrelated to the operating performance of the specific companies. Due to the factors referred to herein, the dynamic nature of the Company's industry, general economic conditions, the substantially larger number of freely tradable shares of Common Stock held by former creditors of the Company and other factors, the Company's future operating results and stock prices may be subject to significant volatility in the future. Such stock price volatility for the Common Stock has in the past provoked securities litigation, and future volatility could provoke litigation in the future that could divert substantial management resources and have an adverse effect on the Company's results of operations.

DEPENDENCE ON AND COMPETITION WITH APPLE. Historically, substantially all of the Company's products have been designed for and sold to users of Apple Macintosh computers, and it is expected that sales of products relating to such computers will continue to represent substantially all of the Company's product sales for the foreseeable future. The Company's operating results would be adversely affected if Apple should continue to lose market share, if Macintosh sales were to decline further or if other developments were to adversely affect Apple's business. Furthermore, any difficulty that may be experienced by Apple in the development, manufacturing, marketing or sale of its computers, or other disruptions to, or uncertainty in the market regarding, Apple's business, resulting from these or other factors could result in reduced demand for Apple computers, which in turn could materially and adversely affect sales of the Company's products.

A number of the Company's products compete with products marketed by Apple. As a competitor of the Company, Apple could in the future take steps to hinder the Company's development of compatible products and slow sales of the Company's products. The Company's business is based in part on supplying products that meet the needs of high-end customers that are not fully met by Apple's products. As Apple improves its products or bundles additional hardware or software into its computers, the potential market for Radius products that provide those capabilities will be reduced.

New products anticipated from and introduced by Apple could cause customers to defer or alter buying decisions due to uncertainty in the marketplace, as well as presenting additional direct competition for the Company. For example, the Company believes that Apple's transition during 1994 to Power PC products caused delays and uncertainties in the marketplace and had the effect of reducing demand for the Company's products. In addition, sales of the Company's products have been adversely affected by Apple's restructuring of its entire product line from Nubus-based to PCI Bus-based computers. In the past, transitions in Apple's products have been accompanied by shortages in those products and in key components for them, leading to a slowdown in sales of those products and in the development and sale by the Company of compatible products. In addition, it is possible that the introduction of new Apple products with improved performance capabilities may create uncertainties in the market concerning the need for the performance enhancements provided by the Company's products and could reduce demand for such products.

COMPETITION. The markets for the Company's products are highly competitive, and the Company expects competition to intensify. Many of the Company's current and prospective competitors have significantly greater financial, technical, manufacturing and marketing resources than the Company. The Company believes that its ability to compete will depend on a number of factors, including the amount of financial resources available to the Company, its ability to repay its indebtedness to IBM Credit, success and timing of new product developments by the Company and its competitors, product performance, price and quality, breadth of distribution, customer support and its ability to attract and retain key personnel, particularly in light of the Company's financial condition. There can be no assurance that the Company will be able to compete successfully with respect to these factors. In addition, the introduction of lower priced competitive products could result in price reductions that would adversely affect the Company's results of operations.

DEPENDENCE ON LIMITED NUMBER OF MANUFACTURERS AND SUPPLIERS. The Company outsources the manufacturing and assembly of its products to third party manufacturers. Although the Company uses a number of manufacturer/assemblers, each of its products is manufactured and assembled by a single manufacturer. The failure of a manufacturer to ship the quantities of a product ordered by the Company could cause a material disruption in the Company's sales of that product. The Company is also dependent on sole or limited source suppliers for certain key components used in its products, including certain digital to analog converters, digital video chips, color-calibrated monitors and other products. Certain other semiconductor components and molded plastic parts are also purchased from sole or limited source suppliers. The Company purchases these sole or limited source components primarily pursuant to purchase orders placed from time to time in the ordinary course of business and has no guaranteed supply arrangements with sole or limited source suppliers.

Certain suppliers, due to the Company's shortages in available cash, have put the Company on a cash or prepay basis and/or required the Company to provide security for their risk in procuring components or reserving manufacturing time, and there is a risk that suppliers will discontinue their relationship with the Company.

TECHNOLOGICAL CHANGE; CONTINUING NEED TO DEVELOP NEW PRODUCTS. The personal computer industry in general, and color publishing and video applications within the industry, are characterized by rapidly changing technology, often resulting in short product life cycles and rapid price declines. The Company believes that its success will be highly dependent on its ability to develop innovative and cost-competitive new products and to bring them to the marketplace in a timely manner. Should the Company fail to introduce new products on a timely basis, the Company's operating results could be adversely affected. As a result of the Company's financial condition, it has had to significantly reduce its research and development expenditures. For the nine months ended June 30, 1997, the Company spent approximately $3.5 million on research and development as compared with approximately $6.2 million for the same period in the prior fiscal year. Continued reduction in the available cash resources of the Company could result in the interruption or cancellation of research and product development efforts which would have a material adverse effect on the business, operating results and financial condition of the Company. See "Need for Additional Financing; Loan Restrictions".

The introduction of new products is inherently subject to risks of delay. Should the Company fail to introduce new products on a timely basis, the operating results of the Company could be adversely affected. The introduction of new products and the phasing out of older products will require the Company to carefully manage its inventory to avoid inventory obsolescence and may require increases in inventory write-down reserves. The long lead times -- as much as three to five months -- associated with the procurement of certain components (principally displays and ASICs) exposes the Company to greater risk in forecasting the demand for new products.
There can be no assurance that the Company's forecasts regarding new product demand and its estimates of appropriate inventory levels will be accurate. Moreover, no assurance can be given that the Company will be able to cause all of its new products to be manufactured at acceptable manufacturing yields, that the Company will obtain market acceptance for these products or that potential manufacturers will not be hesitant to manufacture such new products as a result of the Company's financial condition.

DEPENDENCE ON INDIRECT DISTRIBUTION CHANNELS. The Company's primary means of distribution is through a limited number of third-party distributors and master resellers that are not under the direct control of the Company. Furthermore, the Company relies on one exclusive distributor for its sales in each of Japan and Europe. The Company does not maintain a direct sales force. As a result, the Company's business and financial results are highly dependent on the amount of the Company's products that is ordered by these distributors and resellers. Third parties carry many lines and have no minimum order requirements.

INTERNATIONAL SALES. Prior to the second fiscal quarter of 1996, the Company's international sales were primarily made through distributors and the Company's subsidiary in Japan. Effective April 1, and July 1, 1996 the Company appointed an exclusive distributor for Japan and Europe, respectively. The Company expects that international sales, particularly sales to Japan, will represent a significant portion of its business activity and that it will be subject to the normal risks of international sales such as currency fluctuations, longer payment cycles, export controls and other governmental regulations and, in some countries, a lesser degree of intellectual property protection as compared to that provided under the laws of the United States. See "Results of Operations -Net Sales".

Upon the closing of the acquisition of the Reply technology (see Note 5 to the financial statements), the Company issued a warrant to Reply to purchase 500,000 shares of the Company's Common Stock at a price of $1.25 per share exercisable over a forty two month period.

POSSIBLE DELISTING OF COMMON STOCK FROM NASDAQ SMALLCAP MARKET. The Company's Common Stock is listed on the Nasdaq SmallCap Market pursuant to an agreement with the NASD which requires that the Company comply with the continued listing requirements for the Nasdaq SmallCap Market. Failure to meet the continued listing requirements in the future would subject the Common Stock to delisting. As described under "Business -- Recent Developments -- Nasdaq National Market Delisting," in the Company's Annual Report on Form 10-K for the year ended September 30, 1996, the Common Stock could be delisted from the Nasdaq SmallCap Market if the Company fails to maintain capital and surplus of $1.0 million or, if the trading price of the Common Stock remains below $1.00 per share, the Company will be required to maintain capital and surplus of $2.0 million. Because of the substantial losses experienced by the Company for fiscal 1996, any significant loss experienced in a subsequent quarter could cause the Company to have insufficient capital and surplus for continued listing on the Nasdaq SmallCap Market. Because of the substantial increase in the number of tradable shares of Common Stock, there could be continued downward pressure on the trading price of the Common Stock (which has not traded over $1.00 per share since November 1996) which makes it less likely that the Company will meet the minimum bid price requirement for the Nasdaq SmallCap Market and, as a result, the Company would need to maintain capital and surplus of $2.0 million. Furthermore, under the recently approved continued listing requirements of the Nasdaq National Market and the Nasdaq SmallCap Market, any securities with a trading price of less than $1.00 per share would become subject to delisting after February 1998, regardless of capital and surplus. As a result, it may be necessary to implement a significant reverse stock split if the stock price remains below $1.00 per share, but there can be no assurance that such a proposal will be timely approved by the shareholders, or if approved, that the stock price will perform as hoped. If the Company's Common Stock is delisted, there can be no assurance that the Company will meet the requirements for initial inclusion on such markets in the future, particularly the current $3.00 minimum per share bid requirement.
 Trading, if any, in the listed securities after delisting would be conducted in the over-the-counter market in what are commonly referred to as the "pink sheets." As a result, investors may find it more difficult to dispose of, or to obtain accurate quotations as to the value of, the Company's securities.

The date of this Supplement is September 13, 1997.

                                      * * * * *

           Acknowledgment of Purchaser who is a California Resident

The undersigned represents that he, she or it meets the suitability standards of the California Department of Corporations described above and understands that the selling shareholder and the Company will rely on this acknowledgment.


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